82-3733

02015841

TATA

SUPPL

8th March 2002
BJ/SH-L2/ 491

MAR 11 2002

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001.

Attn : Mr Sanjay Golecha
DGM (Corporate Relationship Department)

Dear Sirs,

Record Date for payment of Interim Dividend

We are surprised to receive your letter ref.no.CRD/RD/ID/2002/31 dated 6th March 2002 informing us that the Record Date of 23rd March 2002 earlier agreed upon by you would no longer be valid.

As you are aware, the above Record Date was fixed by the Board in consultation and in agreement with you, which was acted upon by you by intimating to your members. The Company had, based on your approval, made the formal announcement of the Interim Dividend on 4th March 2002.

However, in view of your aforesaid letter, it would not be practicable for the Company to comply with the requirement of Section 207 of the Companies Act, 1956 to pay the dividend within 30 days of its declaration.

Your decision of revoking the Record Date earlier approved has left the Company with no other alternative but to revoke the Interim Dividend earlier announced on 4th March 2002.

We would be seeking the formal approval of our Board of Directors today for revocation of the Interim Dividend declared by the Board on 4th March 2002.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

3/14

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.